CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the Guanajuato Mines project of Endeavour Silver Corp., I Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

6)

I visited the Guanajuato Mines Project in Mexico from 2 to 4 September, 2008 and from 16 to 18 November, 2009. I also visited the Endeavour Silver exploration office in Durango (Mexico) on 5 September, 2008 and on the 19 November, 2009.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato property, other than providing consulting services;

10)	I have read the NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of section 14 and co-authored sections 10, 12, 13, 17, 19, and 20 of this Technical Report dated March 15, 2011 and entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico.”

Dated this 15th day of March, 2011.

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P. Geo. MAusIMM